Filed by Eldorado Resorts, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment Corporation

Commission File No. 001-10410

On August 6, 2019, Eldorado Resorts, Inc. (“ERI”) held its second quarter 2019 earnings conference call. Below are excerpts from the transcript of the conference call relating to ERI’s proposed acquisition of Caesars Entertainment Corporation (“Caesars”).

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

Also in the quarter we — on the M&A side, as everyone is aware, we announced the acquisition of Caesars. I’ll touch on that again in a moment. But we announced 2 sales transactions. We announced the sale to Century Casinos our Mountaineer asset in West Virginia, Caruthersville and Cape Girardeau in Mississippi — I’m sorry — in Missouri. And then we announced the sales to Twin River of our Kansas City asset in Missouri and Vicksburg in Mississippi. Both of those transactions have cleared HSR and are on track for their original expected closing dates.

The Caesars acquisition we have spent a good amount of time with Tony and his management team. We continue to do that as we start to work through how we will operate the combined company. At the time of the announcement we told you that we expect to generate $500 million of near-term synergies and that we see a path to $4 billion to $4.5 billion of EBITDAR in the combined portfolio. Everything that we’ve learned to date has further strengthened that confidence. We feel really good about the numbers that we put out there.

In terms of timing, we have had initial discussions with all of our state regulatory agencies. We’ve met face to face with a number of them, continue to do that. We’ve had initial conversations with the FCC. We set out a first half of 2020 closing target. So obviously that’s a range of January 1 to June 30. As we sit here today I would expect closing to be closer to January 1 than June 30.

Bret Yunker Eldorado Resorts, Inc. - CFO

As you know, we recently announced 2 separate transactions to divest 5 properties in total for expected cash proceeds of $615 million. We expect to apply the net proceeds from these transactions at closing to reduce debt. For the remainder of the year we are focused on using free cash flow to further reduce debt ahead of the expected closing of the Caesars transaction. As we look to the second half of 2019, we are encouraged by the pace of operating margin improvements throughout the portfolio and we look forward to extracting synergies from our recently acquired assets.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

In terms of the Caesars transaction, we have been clear that we are considering, strongly considering, the sale of a Las Vegas Strip asset. You should expect that that would happen post closing. You shouldn’t expect something to be happening there pre-closing. Any divestiture activity that you’d see between now and closing you should expect to be certainly smaller than a Vegas Strip asset.

Our intention post transaction is to focus on fixing the Caesars operating structure, moving it more in line with the way that we operate, harvesting free cash flow and the proceeds from asset sales and driving leverage down quickly. Our target post acquisition will be to drive leverage ultimately below 3x. I think that we expect that there’s a path to generate $4 billion to $5 billion of debt paydown in the first 24 months post transaction and that’s what we intend to execute on.

Carlo Santarelli Deutsche Bank AG, Research Division - Research Analyst

Understood. Great. And then just in terms of the process now and kind of from the last time you guys addressed the investment community, which is a little over a month ago now, as you think about the things you’ve learned in the last call it month or so, including Caesars’ results last night, has there been anything incremental that you have foreseen or acknowledged in that process that has made you any more or less bullish in terms of your targets?

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

Well, I think I’m looking at a different Las Vegas market than the market is. That’s been the #1 trepidation from investors, is, “What about the Las Vegas Strip?” I just saw Caesars last night post 97 1/2% occupancy, which I would have told you is virtually impossible for a 90-day period across over 20,000 rooms. Highest cash room revenue ever. And they’ve got conventions that are coming. You’ve got conventions that are expansion here. You’ve got a better group calendar. I would say as we’ve gotten more into the weeds in Las Vegas, we feel very, very good about coming into this market at this moment.

And in terms of the rest of what we’ve been finding, it’s as we would have expected. There was a lot of detailed analysis done prior to the transaction just in terms of functionally how it came together. We had a lot more intelligence on synergies than we typically do at the time of deal announcement and everything that we have learned since that has reinforced that.

Operator

Thank you. Our next question will be from David Katz with Jefferies.

David Brian Katz Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

Tom, can you elaborate just a little bit more. I think we understand where you’re taking the business for the next 9 to 12 months. But in terms of what we might fairly ask about over the next 2 to 4 quarters with respect to property sales, I just want to be clear that a Strip asset sale — are we talking about closing or announced? Or is it something that’s just not going to come up until after you close? Again, what can we reasonably expect? I think you sort of see the broad area that I’m trying to get at.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

I can affirmatively tell you that our expectation is that you will not see a Strip asset sale announcement until post closing of the larger transaction.

David Brian Katz Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

Got it. But we might see other smaller ones.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

Yes. You could see some smaller assets. There are — Caesars is operating, as it should, as if they’re going to remain a standalone company. There are assets in that portfolio that they might consider pruning. There are assets — and those assets would likely fall in line with what we would consider pruning post transaction. So if an opportunity comes up in this pre-closing period to act on one of those, you should expect us to do that. There’s a possibility that we will sell, or agree to sell, assets for antitrust purposes. Those should be relatively narrow and modest. But that’s the type of activity you should expect to be seeing between now and close, to the extent that you see any M&A activity.

David Brian Katz Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

Got it. And so just following that up, the pro forma leverage that was discussed around the deal announcement, that should be a relatively kind of firm level between now and closing. In other words, the prospects of that coming down ahead of time are low.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

No. You should — there are assets that are likely to be required to be sold for antitrust purposes. And I’d be very disappointed if those weren’t deleveraging transactions, given we’re levered less than 6x. I would expect pro forma for the transactions that we would expect to enter into pre-closing that pro forma leverage at closing on a gross debt to — or lease-adjusted debt-to-EBITDAR basis would be in the mid-5s, which is what we’ve said pre-deal. It’s what we’ve said post-deal. And it’s where we are today. None of that has changed.

Barry Jonathan Jonas SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Great. And then last night Tony Rodio on the Caesars call talked about potentially adding some nongaming amenities to some projects. He talked about strategic deployment of marketing dollars, as he put it. And they also mentioned they will continue to evaluate the Korea project. I’d love to just get your perspective on how this would fit into your post-close strategy.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

I think the idea of adding nongaming amenities is consistent with what we’ve been doing across the portfolio. You know that we’ve spent probably approaching $200 million in Reno at this point over the last several years, all of that on nongaming investment. We’ve added significant pieces to Scioto. We just added another smoking patio. That opened toward the end of the second quarter. We added the hotel there. We’ve added Brew Brothers across the portfolio. We’re talking about the Lake Charles move to land base. We’re looking at Elgin in terms of that portfolio, or that property. With the legislation we have the ability to move positions off of the boat and into the land-based pavilion and potentially add more, which could be an opportunity in the period of time between now and when competitive product would open. We’re in the middle of design there as well.

So what Tony articulated is exactly what we’ve been doing on our side. We’d expect to be looking at similar opportunities in their portfolio. Strategically moving marketing dollars, that’s a big piece of what we do across our portfolio, so certainly we’d expect to be doing the same thing post transaction. Keep in mind that with them running 97 1/2% occupancy on the Strip, rising RevPar and cash-room revenue record, we’re going to introduce an additional 20% demand increase into that pipeline as we plug our properties into Total Rewards. And it’s heartening for us to look at what’s happening with Centaur since that property was plugged into Total Rewards. That’s giving us a lot of optimism about the impact from us as we execute a sale of a Strip asset that — so we’ll be increasing demand. We will be reducing supply within our network, which should be very powerful from a yielding perspective in the combined portfolio.

You asked about Korea. I’ll let the remarks of their management team stand. From yesterday you know that we are — we’ve historically focused our efforts here and we have a lot of work to do here to get the combined portfolio on the footing that we want it to be on.

John G. DeCree Union Gaming Securities, LLC, Research Division - Director and Head of North America Equity & High Yield Research

Two for me. Tom, I know for everyone who’s been following Eldorado for awhile knows that your program on marketing and promotional activities doesn’t — isn’t contingent upon what your competitors are doing. But we have heard over the last several months a little bit of heightened promotional activity in various markets and was wondering if you could comment on that and if you’ve seen that in your markets if it’s had any impact.

And as a follow-up, as we kind of track the Caesars results going forward, is there anything that you guys can do ahead of time to share best practices or have any influence in how some of their operations go? I guess directly if we see Caesars’ operating results if there are any of Eldorado’s best practices that can be incorporated before closing.

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

Well, I think you heard Tony’s remarks yesterday in terms of some of their cost-cutting initiatives and where he expects to go. And I certainly heard some similarities there in terms of what we would target. But there’s no — we cannot direct them to do anything between now and closing. We’re 2 independent companies operating independently. But as you know, Tony has only been there a couple of months now, so he’s making changes as the new guy in the seat that in some cases wouldn’t be too dissimilar to what we’d be doing were we in the seat. So we’re watching that and we’re in discussions with them about how they operate and making — we’ll remark on what we see and we’ll formulate our own plan. But we do see some progress in terms of where we would head post closing.

Brian Thomas McGill Telsey Advisory Group LLC - MD & Senior Research Analyst

Thanks. And then I wanted to ask on Illinois, with the expansion would you bid on any of the potential new casino licenses there?

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

I would say it’s unlikely. The timing of their expansion is difficult for us from that perspective, since our #1 focus is getting the Caesars transaction closed so that anything external to that that takes focus away from that, it’s unlikely that we would pursue.

Brian Thomas McGill Telsey Advisory Group LLC - MD & Senior Research Analyst

Okay. And then last one from me — the theme of the conference call so far has really been that the sports betting has been helping drive regional traffic, which is certainly a positive. But we’ve also though had a number of partnerships announced recently around the online sports betting and casino and probably you’re going to see more added going forward. Does that change at all how you view sports betting going forward?

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

I would say that the development of sports betting has been as we’ve expected in terms of driving incremental visitation. The change for us is Caesars has a robust developed sports betting business already, including sports partnerships. They’ve got an internet casino business that are material businesses that I think really get little to no value — they got little or no value in their share price when they were an independent company. We bring our own sports business, our partnerships. I’m starting to think about is there a way to structurally put something together that shines a light on that business in more of a pure play fashion that would be recognized by the market? And it’s early days in terms of thoughts, but I think there’s a big business there. It’s growing very, very quickly. And it’s housed within a much larger business that typically trades at lower EBITDA multiples. If I can find a way to spotlight that value you should expect that we’re going to look to . . .

Daniel Brian Politzer JP Morgan Chase & Co, Research Division - Analyst

Thanks for that. And then just to follow up on last night’s Caesar’s call, they mentioned that they were looking to reduce corporate costs by $50 million by I think the first quarter of 2020. I guess how does that integrate with your anticipated $500 million in targeted synergies for that? Is that included or would that be an addition? Or is it kind of something that you’re still looking at?

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

It’s something that we’re still looking at. I would expect that there would be a fair amount of overlap versus what we would be targeting.

Daniel Brian Politzer JP Morgan Chase & Co, Research Division - Analyst

Okay. And then one last quick one. I think you said, you were mentioning, you were looking to drive leverage down to 3x once all is said and done with the transaction. I just wanted to clarify. Is that on a lease-adjusted basis or just looking at traditional debt?

Thomas Robert Reeg Eldorado Resorts, Inc. - CEO & Director

That’s on a gross lease-adjusted basis.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed acquisition of Caesars (the “proposed transaction”), Eldorado intends to file with the SEC a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars will provide the joint proxy statement/prospectus to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’s directors and executive officers in Caesars’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of Eldorado and Caesars and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Caesars, including the expected accretive effect of the proposed transaction on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the proposed transaction and the expected results of Caesars’ gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the proposed transaction; and the anticipated financing of the proposed transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should,” “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the proposed transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include: (a) risks related to the combination of Caesars and Eldorado and the integration of their respective businesses and assets; (b) the possibility that the proposed transaction with Caesars and the real estate transactions with VICI do not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; (c) the risk that the financing required to fund the proposed transaction is not obtained on the terms anticipated or at all; (d) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (e) potential litigation challenging the proposed transaction; (f) the possibility that the anticipated benefits of the proposed transaction, including cost savings and expected synergies, are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; (g) conditions imposed on the companies in order to obtain required regulatory approvals; (h) uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the proposed transaction; (i) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (j) diversion of management’s attention from ongoing business operations and opportunities; (k) the ability to retain certain key employees of Eldorado or Caesars; (l) risks associated with increased leverage from the proposed transaction; (m) changes in the value of Eldorado’s common stock between the date of the merger agreement and the closing of the proposed transaction; (n) competitive responses to the proposed transaction; (o) legislative, regulatory and economic developments; (p) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; and (q) additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Eldorado’s and Caesars’s respective most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. The forward-looking statements in this document speak only as of date of this document. These factors are difficult to anticipate and are generally beyond the control of Eldorado and Caesars. Neither Eldorado nor Caesars undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.